Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

January 20, 2004

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b). The enclosures are all relevant documents since the date of initial submission on October 30, 2002.

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosures

dw 1/30

82-34698

Investor

Year-End Report 2003

Investor's net asset value amounted to SEK 83,163 m. (SEK 108 per share) on December 31, 2003, compared with SEK 62,869 m. (SEK 82 per share) on December 31, 2002.

Investor's net asset valued increased SEK 20,294 m., or 32 percent, during 2003 (-55,415). In the fourth quarter, Investor's net asset value rose SEK 7,596 m. (5,955). The change in net asset value during 2003 includes consolidated income after tax totaling SEK 929 m. (1,610), corresponding to SEK 1.21 per share (2.10).

The value of Investor's total assets amounted to SEK 103,656 m. on December 31, 2003, as against SEK 79,227 m. at year-end 2002. Net debt amounted to SEK 20,493 m. on December 31, 2003 (16,358), corresponding to 20 percent of total assets (21).

The value of Investor's Core Holdings increased SEK 22,466 m. during the year (-48,968). All holdings contributed positively to the change in value during 2003. Contributing the most were Ericsson, SEK 5,333 m., SEB, SEK 4,676 m. and AstraZeneca, SEK 3,822 m. In the fourth quarter, the value of Core Holdings appreciated by SEK 7,791 m. (7,323).

Investor participated in ABB's new rights issue in the fourth quarter by subscribing for its pro-rata share, corresponding to SEK 1,962 m. In the fourth quarter, shares were sold in AstraZeneca for SEK 667 m., in Ericsson for SEK 412 m., in SEB for SEK 145 m., in OMHEX for SEK 121 m., in Electrolux for SEK 114 m., in Gambro for SEK 10 m., and in WM-data for SEK 1 m. Investor also sold its holding in ABB's convertible loan for SEK 371 m. In 2003, investments in core holdings totaled SEK 1,962 m. (4,749) and shares were sold for a total of SEK 1,891 m. (2,995).

The value of New Investments increased SEK 293 m. during the year (-2,071), of which SEK 379 m. in the fourth quarter (-950). Investments totaled SEK 1,914 m. (4,364) and shares were sold SEK 2,364 m. (1,926) within the New Investments business.

The total return on Investor shares was 43 percent (-52). In the fourth quarter, the total return was 8 percent (15).

The proposed ordinary dividend to shareholders is SEK 2.25 per share (2.25). An extraordinary dividend of SEK 1.15 per share was also paid for fiscal 2002.

Investor's key figures

	12/31 2003	12/31 2002
Assets, SEK m.	103 656	79 227
Net debt, SEK m.	-20 493	-16 358
Net asset value, SEK m.	83 163	62 869
Net asset value per share, SEK	108	82

Development during the year/quarter	2003	2002	October-December 2003	October-December 2002
Change in net asset value, SEK m.	20 294	-55 415	7 596	5 955
Change in net asset value, percent	32	-47	10	10
Change in net asset value per share, SEK	26	-72	9	8

This Interim Report has been prepared in accordance with the acquisition value method (see accounting principles, page 10).

Investor AB is the largest listed industrial holding company in the Nordic region. The company's business concept is to create shareholder value through long-term committed ownership and professional investment activities. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in North America, Europe and Asia.

President's comments

Consistent work with holdings is reflected in Investor's net asset value

In 2003, many of Investor's holdings made clear progress. Investor's net asset value increased in excess of SEK 20 billion, or 32 percent. The work that has been carried out in the companies during the past few challenging years, on all levels, is now starting to be reflected in their financial performance and market valuations. During the year we continued to work with our business model to actively develop our companies at the board level, supported by our business teams.

In order to allow for continued investing during an economic downturn, when exits are unattractive, financial leverage can be used as a bridge. During the past few years we continued to invest in many of our holdings while striving to keep our leverage on a reasonable level. At the same time, we have been careful to maintain our financial flexibility, through a high level of liquidity. It is worth noting that we also continued to reduce our operating costs during the past year, as in 2002.

In December, Investor subscribed for its pro-rata share of ABB's new rights issue. In our opinion, ABB has succeeded in strengthening its financial position, focusing on its core business and increasing the efficiency of its organization. At the same time, we made a minor reallocation among our stakes in core holdings. Small portions of shareholdings in AstraZeneca, Electrolux, Ericsson, Gambro, OMHEX and WM-data were sold, as well as Investor's holding in ABB's convertible bond. Our positive view of these core holdings remains unchanged.

Core holdings generally performed well in 2003. As examples, we can mention that AstraZeneca has been renewing its product portfolio during the past year. The development of the cholesterol-lowering medication Crestor is significant in this respect. Ericsson achieved good results in 2003 when it came to streamlining its organization, reducing its cost base and further developing its proprietary technology. In October, Ericsson reported a profit for the first time in 11 quarters. In 2003, SEB reported improved operating results, reduced costs, low credit losses and growing market shares. It will be important for SEB to further develop its banking business in Germany and the Baltic states going forward. Atlas Copco is well equipped for the future after successfully implementing restructuring programs, strengthening its balance sheet and introducing new, innovative products. During 2003 Saab enjoyed a good trend of order bookings, especially in export markets, such as the Czech Republic's selection of JAS Gripen. Finally, it can also be noted that OMHEX and WM-data have taken strategic steps to advance their positions, due in part to their acquisitions last year.

Important areas for core holdings to focus on in coming years include product and organizational development, geographic expansion in growth markets, such as China and Eastern Europe, and to further develop an effective capital structure. Enhancing their innovation and cost efficiency will be of importance in view of stiffening competition from countries in growth regions and the weak dollar.

In 2003, 3 became the first company in Scandinavia to offer mobile broadband services in Sweden and Denmark. In the fall, 3 was awarded a 3G license for operating in the Norwegian mobile market. Now that a large part of the network is built, 3 will focus on sales and marketing activities during the coming year to attract more subscribers. Central to these efforts will be new 3G mobile handset models. These phones will be gradually launched during 2004 and are designed for several different customer categories.

The New Investments business contributed positively to Investor's net asset value in 2003. In brief, Investor Growth Capital made seven new investments in our strategically selected markets of Asia, Northern Europe and the United States. Tessera Technologies was also listed on the Nasdaq exchange. Investor Capital Partners – Asia Fund made a major new investment and a follow-on investment. EQT launched a new fund for mezzanine financing, made two new investments and executed a number of exits. On the whole, we participated in approximately 50 financing rounds for existing holdings in the New Investments business. In addition, we continued to make management changes, develop strategies, products and services, and make efficiency improvements within portfolio companies in New Investments. In general, the work to develop holdings produced encouraging results in 2003.

Confidence and ownership-related issues were hot subjects in 2003. To build and develop companies successfully, the business community must earn the confidence of society as a whole. We are convinced that responsible and visible owners, who focus on the development and success of companies, are needed and necessary. Going forward, we intend to remain deeply involved in the companies we own in order to create good value for our shareholders.

M. Wallenberg

Marcus Wallenberg

Change in net asset value

On December 31, 2003, Investor's net asset value amounted to SEK 83,163 m. (62,869)[1], corresponding to SEK 108 per share (82).

Investor's net asset value

	12/31 2003		12/31 2002	
	SEK/share	SEK m.	SEK/share	SEK m.
Core Holdings	112	85 841	83	63 304
New Investments	16	12 745	16	12 860
Other Holdings	4	2 924	4	2 936
Other Operations	2	1 506	2	1 480
Other assets and liabilities	1	640	-2	-1 353
Total assets	**135**	**103 656**	**103**	**79 227**
Net debt	-27	-20 493	-21	-16 358
Total net asset value	**108**	**83 163**	**82**	**62 869**

During the year Investor's net asset value increased SEK 20,294 m. (-55,415) or 32 percent (-47). In the fourth quarter, the net asset value increased SEK 7,596 m. (5,955), or 10 percent (10).


Change in net asset value
SEK bn.
SEK/share
Net asset value (left-hand scale)
Net asset value/share (right-hand scale)

For more information: nav.investorab.com

1) Figures in parentheses refer to the corresponding date/period of the preceding year.

During the year Core Holdings changed the net asset value by SEK 23,984 m. (-47,379), New Investments by SEK 115 m. (-2,304), Other Holdings by SEK 39 m. (-238) and Other Operations by SEK -96 m. (371). The corresponding figures for the fourth quarter were SEK 7,755 m. (7,306), SEK 322 m. (-1,033), SEK -70 m. (117) and SEK -151 m. (12). In addition, the net asset value was impacted by groupwide items in 2003 totaling SEK -3,748 m. (-5,865), of which the dividend payment represented SEK -2,608 m. (-4,219).

See Appendix 1, page 15, for a detailed presentation of each business segment's effect on the change in net asset value.

Investor shares

The total return[2] on Investor shares was 43 percent during the year (-52). The total return was 8 percent in the fourth quarter (15).

The annual average total return on Investor shares has been 14 percent during the past 20-year period.


Average total return, percent
1 year
5 years
10 years
20 years
Average total return (share price performance including reinvested dividends) for Investor shares on December 31, 2003.

The price of the Investor B-share was SEK 69.50 on December 31, 2003 (52.00).

For more information: share.investorab.com

2) Total return is the sum of share price changes and reinvested dividends.

Total assets by sector and business segment on December 31, 2003


Healthcare (35%)
Engineering (23%)
Technology (22%)
Financial Services (15%)
Other (5%)

SEK m.	Healthcare	Engineering	Technology	Financial Services	Other	Total
Core Holdings	33 749	22 120	14 156	15 816	-	**85 841**
New Investments, listed	1 060	19	1 171	-	-	**2 250**
New Investments, unlisted	1 240	1 041	5 595	283	2 336	**10 495**
Other	-	496	1 621	-	2 953	**5 070**
Total	**36 049**	**23 676**	**22 543**	**16 099**	**5 289**	**103 656**

Core Holdings

In 2003, a total of SEK 1,962 m. (4,749) was invested in shares in core holdings, which comprised Investor's subscription of its pro-rata share of ABB's new rights issue. Shares were sold during the year for a total of SEK 1,891 m. (2,995).

In the fourth quarter, 2,000,000 shares were sold in AstraZeneca for SEK 667 m., 34,068,000 B-shares in Ericsson for SEK 412 m., 1,400,000 A-shares in SEB for SEK 145 m., 1,400,000 shares in OMHEX for SEK 121 m., 744,000 B-shares in Electrolux for SEK 114 m., 170,000 A-shares in Gambro for SEK 10 m. and 37,000 B-shares in WM-data for SEK 1 m. The divestment of these shares had a marginal impact on Investor's ownership in the above-mentioned companies. In addition, Investor's holding in ABB's convertible bond was sold for SEK 371 m. In the first quarter, shares in Ericsson were sold to the company's newly appointed CEO for SEK 50 m.

Development of Core Holdings

SEK m.	2003	2002
Capital gains/losses	468	2 530
Change in surplus value, etc.	21 998	-51 498
Change in value	**22 466**	**-48 968**
Dividends	1 665	1 741
Operating costs	-147	-152
Effect on net asset value	**23 984**	**-47 379**

In the fourth quarter WM-data acquired the Novo Group (Finland). The transaction was paid partly with WM-Data's own shares. In addition, OM merged with HEX, the Helsinki Stock Exchange, in 2003. These transactions diluted Investor's holdings. The share buyback programs in AstraZeneca and Electrolux also affected Investor's holdings in these companies.

The value of Investor's core holdings increased SEK 22,466 m. during the year (-48,968), of which SEK 7,791 m. in the fourth quarter (7,323). All core holdings had a positive impact on the change in value. The largest increases in value during 2003 were in Ericsson, SEK 5,333 m., SEB, SEK 4,676 m. and AstraZeneca, SEK 3,822 m.


Change in value, Core Holdings
January 1, 2003 - December 31, 2003
SEB
AstraZeneca
Atlas Copco
ABB
Gambro
OMHEX
Scania
Electrolux
Saab AB
4 676
3 822
2 542
SEK m.
0
1000
2000
3000
4000
5000
6000

During the year SEK 1,665 m. in dividends were received from the core holdings (1,741).

For more information: ch.investorab.com

Core Holdings

	Number of shares[1] 12/31 2003	Market value SEK/share 12/31 2003	Market value SEK m. 12/31 2003	Share price performance 2003[2] (%)	Share of total assets (%)	Share of capital[3] (%)	Share of voting rights[3] (%)	Market value SEK/share 12/31 2002	Market value SEK m. 12/31 2002
Healthcare									
AstraZeneca	84 665 810	39	29 675	15	29	5	5	35	26 520
Gambro	68 468 225	5	4 074	23	4	20	26	4	3 329
		44	**33 749**		**33**			**39**	**29 849**
Technology									
Ericsson[4]	810 393 516	14	10 711	111	10	5	38	8	5 840
Saab AB	21 611 925	3	2 356	14	2	20	36	3	2 075
WM-data	70 265 500	1	1 089	104	1	18	31	1	534
		18	**14 156**		**13**			**12**	**8 449**
Engineering									
Atlas Copco	31 454 971	11	8 100	51	8	15	21	7	5 347
ABB[5]	204 115 142	10	7 368	83	7	10	10	4	3 235
Scania	18 170 073	5	3 672	20	4	9	15	4	3 020
Electrolux	18 919 190	4	2 980	15	3	6	26	3	2 681
		30	**22 120**		**22**			**18**	**14 283**
Financial Services									
SEB	138 272 295	19	14 657	46	14	20	21	13	10 126
OMHEX	12 950 507	1	1 159	115	1	11	11	1	597
		20	**15 816**		**15**			**14**	**10 723**
Total		**112**	**85 841**		**83**			**83**	**63 304**

[1] Holdings, including any shares on loan.
[2] Most actively traded class of share.
[3] After full dilution and adjusted for any repurchases of own shares.
[4] A-shares increased 62%.
[5] Market value at December 31, 2002 included the holding in ABB's convertible bonds.

New Investments

A total of SEK 1,914 m. was invested in 2003 (4,364), of which SEK 507 m. was in the fourth quarter (909). Holdings were sold for a total of SEK 2,364 m. (1,926), of which SEK 649 m. was in the fourth quarter (263). Divestments during the year generated capital gains totaling SEK 402 m. (228), of which SEK 181 m. was in the fourth quarter (95).

Net write-downs in 2003 amounted to SEK -75 m. (-1,674), of which SEK +93 m. was in the fourth quarter (-796). Net write-downs include write-downs of existing holdings during the period, reversed write-downs of holdings that were sold during the period (after which the change in value was transferred to capital gains) and previously written down holdings whose performance motivated the reversal of a write-down.

The value of New Investments increased SEK 293 m. during the year (-2,071), of which SEK 379 m. was in the fourth quarter (-950).

Development of New Investments

SEK m.	2003	2002
Capital gains/losses	402	228
Write-downs, net	-75	-1 674
Change in surplus value, etc.	-34	-625
Change in value	**293**	**-2 071**
Dividends	108	69
Operating costs	-286	-302
Effect on net asset value	**115**	**-2 304**

New Investments – 10 largest listed companies[1]

	Sector	Owner-ship (%)	Share price performance 2003 (%)	Market value[2] (SEK m.) 12/31 2003	Market value[2] (SEK m.) 12/31 2002
Tessera	T	14	45	568	-
Kyphon	H	10	191	515	241
ISTA	H	20	195	188	76
ASM Pacific	T	2	127	164	229
Axcan	H	4	33	151	273
Intuitive Surgical	H	4	39	141	123
Amkor	T	1	281	127	68
Micronic	T	5	189	125	-
Lycos Europe	T	5	132	108	47
Biotage	H	12	48	65	-
Other, listed		-	-	98	116
Total, listed				**2 250**	**1 173**
Unlisted				10 495	11 687
Total, New Investments				**12 745**	**12 860**

[1] Purchases and sales were made in certain holdings during the year.
[2] After a discount of 10 or 20 percent, depending on the liquidity of the company's shares. Market value includes any exchange rate effects.


No
80
70
60
50
40
30
20
10
0
0-10
51-100
101-500

For more information: ni.investorab.com

New Investments

	12/31 2003 SEK/share	12/31 2003 Market value, SEK m.	12/31 2003 Book value, SEK m.	12/31 2002 SEK/share	12/31 2002 Market value, SEK m.	12/31 2002 Book value, SEK m.
Investor Growth Capital	10	8 169	6 486	10	7 942	6 699
EQT	5	4 033	3 995	5	4 465	4 385
Investor Capital Partners – Asia Fund	1	543	543	1	453	453
Total	**16**	**12 745**	**11 024**	**16**	**12 860**	**11 537**

During the period January 1, 1998 to December 31, 2003, the New Investments business reduced Investor's net asset value by SEK 223 m. The return on realized investments met the minimum return requirement of 20 percent during this period.


New Investments
Geographic distribution, development stage and per unit
Northern Europe (60%)
U.S.A. (32%)
Asia (8%)
Mature (55%)
Expansion stage (21%)
Early stage (4%)
b-business partners (10%)
Holdings in other funds (10%)
Investor Growth Capital (64%)
EQT (32%)
Investor Capital Partners - Asia Fund (4%)

New investments in 2003

Company	Description	Sector
Investor Growth Capital		
BMI Asia	Develops and sells software platforms for Business Support Systems (BSS)	T
Carmeda	Develops and sells coatings for medical devices	H
CSMC Technologies	Integrated circuit (IC) manufacturing services	T
FOI Corporation	Develops, manufactures and sells plasma-based etchers	T
Micronic	Develops, manufactures and sells high-end laser pattern generators for the production of photomasks	T
Neuronetics	Developing a non-invasive brain stimulator for treatment of psychiatric and neurological disorders	H
Spiration	Designs medical devices for the treatment of lung disease	H
EQT		
ComHem	Offers cable television entertainment, broadband Internet access and interactive building services	T
Investor Capital Partners – Asia Fund		
Memorex	Manufactures and sells digital storage media products for the consumer market	T

Investor Growth Capital

The venture capital industry completed the bottoming out process during 2003 and new investment activity is now on more sustainable levels. The strong recovery of the public equity markets has begun to offer opportunities for exits and IPOs. During the fourth quarter there was also a notable pickup in mergers and acquisitions.

In the fourth quarter two new investments were made – in CSMC Technologies (China) and Spiration (United States). Investor Growth Capital also participated in Investor Capital Partners – Asia Fund's investment in Memorex.

CSMC, based in China, offers integrated circuit manufacturing services. Spiration develops medical devices for the treatment of lung disease.

In the fourth quarter Tessera was listed on the Nasdaq exchange. Part of the holding in Tessera was sold in connection with the IPO. Following this transaction, Investor now has a 14 percent interest in Tessera.

In the fourth quarter, holdings in Amkor and ASM Pacific were partially divested. Shares in these companies were also sold earlier during the year. In addition, holdings in Projectplace, Kyphon, NTRU and Telegea were partially sold.

In the fourth quarter, follow-on investments were made in Entific, Gyros, Medicarb, Åmic, SMT Tricept, Paratek, Sandburst and other companies.

Earlier during the year, new investments were made in BMI Asia, FOI Corporation, Neuronetics, Micronic and Carmeda.

Earlier in 2003, Pyrosequencing acquired the portfolio company Personal Chemistry by means of a directed issue of shares and warrants. In the fourth quarter, the merged company changed its name to Biotage after acquiring a U.S. company with that name. Carmeda and Medicarb also merged under the name Medicarb.

Earlier during the year, follow-on investments were also made in Aerocrine, Bredbandsbolaget (B2) and Neuronova. The remaining position in Intrabiotics was sold, as well as a portion of the holding in Axcan Pharmaceuticals and a few fund-related holdings. In the first half of 2003, B2 closed on a financing round. B2's major owners, including Investor, also bought out the interest of the former main owner, NTL.

Earlier in 2003, Investor Growth Capital Asia purchased holdings in China Green, Infotalk, IP Infusion, iSilk and Ness Display.

b-business partners (www.b-bp.com) made two new investments during the final quarter in the U.K.-based technology companies EST and Centennial. During the year, the company also made follow-on investments in two existing portfolio companies and at year-end had a portfolio of nine investments. As of December 31, 2003, the company had invested approximately EUR 102 m. since inception and had about EUR 145 m. in cash and cash equivalents.

On December 31, 2003, Investor Growth Capital had investments in 139 companies comprising active direct investments, investments in funds and companies that are being disposed of.

For more information: www.investorgrowthcapital.com

EQT

In November, EQT Northern Europe signed an agreement to acquire Sirona Group, a German manufacturer of dental equipment.

In the fourth quarter, EQT Mezzanine had its second closing. The fund currently has about EUR 185 m. in capital commitments. The fund's first closing raised approximately EUR 160 m. In the second quarter, EQT Mezzanine provided capital to Stenqvist in connection with Triton's acquisition of the company.

In the third quarter, EQT Scandinavia I and EQT Scandinavia II sold TAC to Schneider Electric (France).

In June, EQT Northern Europe acquired ComHem.

In addition, EQT Denmark sold Nordic Info Group and EQT Scandinavia I sold the remaining shares in Ballingslöv and Stenqvist.

In EQT Scandinavia II, Dahl was refinanced in the first quarter, releasing capital to its owners.

At year-end, EQT had invested in 23 companies.

Investor's remaining capital commitments in EQT total SEK 2,585 m.

For more information: www.eqt.se

Investor Capital Partners – Asia Fund

In the fourth quarter, Investor Capital Partners – Asia Fund made a new investment in Memorex, a manufacturer of digital storage media products for the consumer market. Headquartered in Hong Kong, the Memorex Group sources 100 percent of its products through its operations in China and Taiwan, and has sales and distribution in North America and Europe.

In the fourth quarter, an add-on investment was made in Cosmetic Group.

The fund currently has three investments in its portfolio: Cosmetic Group Holdings Limited, Kingclean and Memorex.

Investor's remaining capital commitments in Investor Capital Partners – Asia fund total SEK 530 m.

For more information: www.investorcapitalpartners.com

EQT's funds on December 31, 2003

SEK m.	Total capital commitment	Investor's share of capital commitment	Investor's share of invested capital[1]	Market value of Investor's remaining holdings	Holdings
Scandinavia I	3 260	470	460	112	Duni (40%), FlexLink
Scandinavia II	6 193	928	803	589	Dahl, Thule, HemoCue, Findus, Salcomp, Vaasan, IHI, Eldon
Denmark	1 241	218	156	88	Contex, Nederman
Finland	597	150	93	72	ADR Haanpää, Bewator
Northern Europe	18 169	5 772	3 692	3 148	Dometic, Duni (60%), Plantasjen, Leybold Optics, Symrise, Finn-Power, ComHem, VTI Technologies
Mezzanine	1 680	277	26	24	Stenqvist
Total[2]	**31 140**	**7 815**	**5 230**	**4 033**	

[1] Also includes capital invested in holdings that have already been sold.
[2] The following rates were used to translate to SEK: DKK=1.2205 (EQT Denmark), EUR= 9.0846 (EQT Finland, EQT Northern Europe and EQT Mezzanine).

New Investments' effect on the change in net asset value

SEK m.	1998	1999	2000	2001	2002	2003	Total 1998- 2003
Capital gains/losses (incl. dividends)	709	2 399	3 004	524	297	510	7 443
Write-downs, net	-344	14	-1 228	-2 802	-1 674	-75	-6 109
Operating costs	-210	-249	-325	-336	-302	-286	-1 708
Result for the period	**155**	**2 164**	**1 451**	**-2 614**	**-1 679**	**149**	**-374**
Change in surplus value, etc.	1 162	722	-955	-119	-625	-34	151
Effect on the change in net asset value	**1 317**	**2 886**	**496**	**-2 733**	**-2 304**	**115**	**-223**

***Investor Growth Capital** is wholly owned by Investor and focuses on direct investments in high-growth companies in an expansion phase. The focus is on European, U.S. and Asian companies in the information technology and healthcare sectors. Investor Growth Capital has offices in Stockholm, New York, Palo Alto, Hong Kong and Amsterdam. Investor Growth Capital has committed capital totaling USD 1.8 bn. Investments in European technology companies are concentrated within b-business partners.*

***EQT** takes control positions in medium-sized companies that are normally unlisted and have high return potential through various forms of restructuring. EQT is operated in the form of a number of LBO*) funds with capital from Investor and external investors. Investor is the principal owner of the investment adviser EQT Partners AB. EQT's funds have total commitments of approximately SEK 30 bn., of which Investor's commitments total about SEK 8 bn.*

***Investor Capital Partners – Asia Fund** is a private equity fund with a focus on buyouts in Greater China and South Korea. The investment adviser is Investor's wholly owned subsidiary Investor Asia Limited. Investor Capital Partners – Asia Fund has committed capital totaling USD 322 m., of which Investor's commitments total USD 200 m.*

*) Leveraged buyout

Other Holdings

The value of Investor's Other Holdings decreased SEK 13 m. in 2003 (-379), of which SEK -83 m. in the fourth quarter (119).

Other Holdings

	12/31 2003		12/31 2002	
	SEK/ share	SEK m.	SEK/ share	SEK m.
Hi3G	2	1 621	2	1 421
Fund investments	1	801	1	929
Volvo	-	-	0	157
Other	1	502	1	429
Total, Other Holdings	**4**	**2 924**	**4**	**2 936**

Hi3G

In the fourth quarter Hi3G commenced offering mobile broadband services in the Danish market under the global brand "3".

In the fourth quarter, Hi3G continued to roll out services. The company sells services and mobile handsets through its own retail outlets in the major metropolitan areas, and through a number of resellers in several other cities. In December, the company reported that the number of subscribers had exceeded 20,000.

In the third quarter, Hi3G's wholly owned subsidiary Hi3G Access Norway AS was awarded a UMTS license for the Norwegian mobile market. During 2003 the number of 3G handset models has been limited. A gradual increase in the number of new models is expected to have a positive impact when it comes to attracting new subscribers from broader customer categories during 2004.

Investor has a 40-percent stake in Hi3G. Investor currently estimates that its capital contribution to Hi3G, in the form of shareholder's contributions, will total between SEK 4 bn. and SEK 5 bn., including the SEK 1,648 m. that has been invested to date. In addition to the capital contribution, SEK 1,800 m. has been provided to Hi3G in the form of a loan, which is reported in the item "Other assets and liabilities". Investor has thus provided a total of SEK 3,448 m. to Hi3G. Of this amount, SEK 200 m. was provided during the year in the form of shareholder's contributions and SEK 1,678 m. in the form of loans.

In the first quarter Investor reached an agreement for a SEK 3 bn. bank facility for Investor's share of Hi3G's loan financing. At the end of the period, approximately SEK 1,630 m. of the bank facility had been utilized. As reported earlier, the intention is to finance Hi3G over time with shareholders' equity and external project financing on an approximately 50-50 basis.

Shareholder's contributions and new loans to Hi3G in 2004 are expected to be in line with 2003.

For more information: www.tre.se

Volvo

In the second quarter, 1,155,240 A-shares in Volvo were sold for SEK 176 m. Investor's holding in Volvo is now sold in its entirety.

Other Operations

Other Operations

	12/31 2003		12/31 2002	
	SEK/ share	SEK m.	SEK/ share	SEK m.
The Grand Group	1	1 075	1	1 075
Land and real estate	1	300	1	350
Active portfolio management	0	102	0	26
Other	0	29	0	29
Total, Other Operations	**2**	**1 506**	**2**	**1 480**

The Grand Group

The result after net financial items for The Grand Group was SEK -73 m. in 2003 (-14). The economic downturn, which has resulted in a lower occupancy rate, and major expensed renovation work totaling SEK 77 m. (47), continued to have a negative impact on the group's financial performance.

For more information: www.grandhotel.se

Land and real estate

During the year land and real estate property was sold in the downtown Stockholm area, and outside the city in Saltsjöbaden, for SEK 121 m. (45).

Active portfolio management

Investor's active portfolio management activities generated income totaling SEK 40 m. in 2003 (349).

Consolidated results

Operating costs amounted to SEK 591 m. in 2003, as against SEK 624 m. in 2002, a five-percent reduction in expenses. The goal to have a cost ceiling below SEK 600 m. for 2003 was thereby reached.

Income after financial items for the year amounted to SEK 1,003 m. (1,925). The amount includes capital gains/losses and write-downs totaling SEK 735 m. (1,283).

Income for the year (after tax) was SEK 929 m. (1,610), corresponding to SEK 1.21 per share (2.10). A more detailed description of operations is provided as a table in Appendix 1 on page 15.

Consolidated net debt

Consolidated net debt at year-end was SEK 20,493 m., as against SEK 16,358 m. at year-end 2002. Dividends totaling SEK 2,608 m. were paid to Investor's shareholders in 2003 (4,219). Investor's net debt thereby amounted to 20 percent of total assets, compared with 21 percent at year-end 2002.

In view of the favorable market conditions, Investor issued a Euro Medium Term Note loan in the third quarter in the amount of EUR 600 m. The loan has a maturity of seven years.

In the first quarter, Investor obtained long-term funding in the amount of SEK 4.4 bn. Of this amount, SEK 2.6 bn. has a maturity of 30 years. Investor's syndicated bank loan of USD 1 bn. was renegotiated in the same amount and has a maturity of five years. The Swedish Medium Term Note program was also updated and increased. On December 31, 2003, the Group's loans amounted to SEK 30,110 m. (21,525).

Cash and short-term placements increased during the year to SEK 9,803 m. (5,361). In 2004, SEK 692 m. of outstanding loans will be due for payment. In 2005, SEK 4.2 bn. in loans will be due for payment and SEK 6.0 bn. in 2006.


Consolidated net debt
SEK bn.
Percent
25
20
15
10
5
0
2000
2001
2002
2003
Total net debt (left-hand scale)
Net debt/total assets (right-hand scale)

Parent Company

Share capital

Investor's share capital on December 31, 2003 amounted to SEK 4,795 m. (4,795 m. on December 31, 2002).

Structure of share capital

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311 690 844	311 690 844	40,6	87,2
B 1/10 vote	455 484 186	45 548 418	59,4	12,8
Total	**767 175 030**	**357 239 262**	**100.0**	**100.0**

Income and investments

Income after financial items totaled SEK 129 m. in 2003 (2,154), of which SEK 359 m. (2,019) consisted of capital gains/losses from holdings and write-downs.

During the year shares were purchased for SEK 2,292 m. (5,840) and shares were sold for SEK 2,182 m. (8,232).

Other

Proposed dividend

The Board of Directors and the President propose an ordinary dividend to shareholders of SEK 2.25 per share for fiscal 2003 (2.25). In 2002, an extraordinary dividend of SEK 1.15 per share was also paid due, among other reasons, to the tax situation.

Investor's dividend policy for coming years is under review following changes in tax legislation in Sweden.

Repurchase of own shares

As in the past four years, the Board of Directors has decided to propose to the Annual General Meeting that it should extend the authorization of the board to decide on the repurchase of the company's shares. Under such mandate, the board would be given the opportunity until the next Annual General Meeting – provided they deem this appropriate – to decide on the repurchase of the company's shares. Repurchases can amount up to 10 percent of the total shares outstanding in Investor. Any repurchases may be effected over the stock exchange or through offerings to shareholders. It is also proposed that the board's mandate include the possibility to transfer repurchased shares.

This authorization to repurchase shares has existed since 2000. However, to date Investor has not utilized the possibility to buy back its own shares.

Annual General Meeting

The Annual General Meeting of Investor AB will be held at 3:00 p.m. on Tuesday, March 23, 2004, at Cirkus in Stockholm. Investor's audited Annual Report will be made available at the company's headquarters at Arsenalsgatan 8c in Stockholm as of March 9, 2004.

Employee stock options

The Board of Directors proposes an employee stock option program for 2004 that covers all employees and is based on the same structure as the programs that have existed for all personnel since 2000.

The allocation of employee stock options to Investor's CEO and members of the Management Group is intended to change so that portions of employee stock options are replaced by a share program. The allocation of employee stock options to the CEO and Management Group members will thereby decrease in scope. As with employee stock options, the shares will only become gradually available over a period of time.

The strike price for the 2004 employee stock option program is set as the closing price of the Investor share on the first trading day after the release of Investor's Year-end Report for 2003 plus 10 percent. The term is seven years, during which the options will gradually become available over a three-year period.

As in the structure of previous employee stock option programs, the proposed employee stock option program will not result in the issue of new shares.

The board's proposal for Investor's share program for Management Group members and the stock option program for all personnel will be presented to the Annual General Meeting for decision on March 23, 2004.

Accounting principles

When preparing this year-end report, the same accounting principles have been applied as those used in the preparation of the latest annual report. The interim report has been prepared in accordance with Recommendation No. 20 of the Swedish Financial Accounting Standards Council.

Application of the new recommendations from the Swedish Financial Accounting Standards Council, which came into effect on January 1, 2003, have not had any significant effect on this year-end report.

Holdings in associated companies are reported in accordance with the acquisition value method. This report will be supplemented with the consolidated accounts in accordance with the equity method (income statement, balance sheet and specification of equity), which will be made available on Investor's website as of February 27, 2004. Investor's Annual Report for 2003 will be prepared in accordance with the equity method.

Investor hedges its seven-year employee stock option programs only against increases in the company's share price. Any decrease in Investor's share price below the average hedge price is reported on an ongoing basis as an adjustment item under shareholders' equity. To the extent that Investor's share price is lower than the hedge price, any possible negative effects on cash flow would not arise until after the seven-year term of the option programs.

Valuation principles for New Investments

The valuation of listed holdings is based on the share price of each company on the last business day of the reporting period, less 10 or 20 percent, depending on the liquidity of the company's shares and any limitations to disposal rights.

For unlisted holdings, Investor uses a valuation method in which the holdings are valued at acquisition cost, less any write-downs. The valuation, and if relevant, any need for write-downs, is determined quarterly on the basis of the market's development and the performance of each company in relation to its plan and budget.

Unlisted holdings in funds are valued on the basis of the underlying value of their holdings at the lower of acquisition cost and fund manager's valuation. Listed holdings are valued as described above. For funds in which Investor has a holding of less than 10 percent, or is inactive in the fund's activities, the main rule is that Investor uses the valuation that the fund manager makes of all holdings in the fund. However, the fund is never valued higher than Investor's acquisition cost. If Investor's evaluation is that the fund manager's valuation has not given sufficient consideration to factors that can negatively affect the holdings, the value may be written down.

Reporting in accordance with IFRS

In accordance with the requirements that listed companies in the EU will have to meet as of 2005, Investor will adopt the International Financial Reporting Standards (IFRS).

Based on current knowledge, the most significant difference between current reporting principles and those of the IFRS are that a large portion of financial assets and liabilities will be reported at actual value, instead of at the lower of acquisition value and actual value. Reported shareholders' equity in Investor's formal report will thereby be closer to Investor's net asset value (assets less liabilities at actual value). The net asset value and its change best reflect the company's performance.

Interim reports in 2004

In the interim reports for 2004, Investor's associated companies will be reported in accordance with the equity method in the consolidated income statement and balance sheet. As a consequence, Investor must wait for the interim reports of associated companies before it can prepare its own formal interim report. However, for the purpose of providing financial information to the market as quickly as possible, Investor will release two reports per quarter (see "Upcoming financial events in 2004"): a net asset value report based on the acquisition value method and a formal interim report prepared in accordance with the equity method.

Upcoming financial events 2004

March 23	Annual General Meeting
April 19	Net Asset Value Report, January-March
May 28	Interim Report, January-March
July 12	Net Asset Value Report, January-June
August 27	Interim Report, January-June
October 12	Interim Report, January-September
November 26	Interim Report, January-September

Stockholm, January 20, 2004

M. Wallenberg

Marcus Wallenberg

President and Chief Executive Officer

For more information:

Lars Wedenborn, Chief Financial Officer:
+46 8 614 2141, +46 735 24 2141
lars.wedenborn@investorab.com

Fredrik Lindgren, Vice President,
Corporate Communications: +46 8 614 2031, +46 735 24 2031
fredrik.lindgren@investorab.com

Investor Relations Group, +46 8 614 2800
ir@investorab.com

Investor AB (publ), 556013-8298
Visiting address: Arsenalsgatan 8C
SE-103 32 Stockholm, Sweden
Phone: + 46 8 614 20 00
Fax: + 46 8 614 21 50
info@investorab.com

This year-end report has not been subject to review by the Company's auditors.

INVESTOR GROUP

CONSOLIDATED INCOME STATEMENT

Acquisition value method

SEK m.	2003 1/1-12/31	2002 1/1-12/31	2003 10/1-12/31	2002 10/1-12/31
Core Holdings				
Dividends	1 665	1 741	3	26
Capital gains/losses	468	2 530	509	2 530
Operating costs	-147	-152	-39	-43
Net income - Core Holdings	**1 986**	**4 119**	**473**	**2 513**
New Investments				
Dividends	108	69	11	5
Capital gains/losses and write-downs	327	-1 446	274	-701
Operating costs	-286	-302	-68	-88
Net income - New Investments	**149**	**-1 679**	**217**	**-784**
Other Holdings				
Dividends	60	149	15	-
Capital gains/losses and write-downs	-87	-106	-86	217
Operating costs	-8	-8	-2	-2
Net income - Other Holdings	**-35**	**35**	**-73**	**215**
Other Operations				
Net sales	663	630	217	155
Cost of goods and services sold	-661	-622	-213	-148
Net income, active portfolio management	40	349	-14	-6
Operating costs	-104	-111	-30	-25
Net income - Other Operations	**-62**	**246**	**-40**	**-24**
Groupwide operating costs	-46	-51	-17	-16
Operating income	**1 992**	**2 670**	**560**	**1 904**
Net financial items	-989	-745	-226	-237
Income after financial items	**1 003**	**1 925**	**334**	**1 667**
Taxes	-64	-306	13	-198
Minority interest	-10	-9	-5	-5
Net income for the period	**929**	**1 610**	**342**	**1 464**
Basic earnings per share, SEK	**1.21**	**2.10**	**0.44**	**1.91**
Diluted earnings per share, SEK	**1.21**	**2.10**	**0.44**	**1.91**

INVESTOR GROUP

CONSOLIDATED BALANCE SHEET

Acquisition value method

SEK m.	2003 12/31	2002 12/31
Assets		
Equipment and real estate, etc.	1 330	1 422
Shares and participations	67 009	66 312
Receivables	3 278	1 217
Cash and cash equivalents	9 803	5 361
Total assets	**81 420**	**74 312**
Shareholders' equity and liabilities		
Shareholders' equity	47 203	49 345
Provision for pensions	186	194
Loans	30 110	21 525
Other liabilities and provisions	3 921	3 248
Total shareholders' equity and liabilities	**81 420**	**74 312**

Net debt		
Cash and cash equivalents	9 803	5 361
Loans	-30 110	-21 525
Provision for pensions	-186	-194
Total net debt	**-20 493**	**-16 358**

CHANGES IN SHAREHOLDERS' EQUITY

Acquisition value method

SEK m.	2003 12/31	2002 12/31
Opening balance	49 345	52 986
Dividend to shareholders	-2 608	-4 219
Effect of employee stock option programs (hedging, etc.)	75	-432
Exchange rate differences	-538	-600
Net income for the period	929	1 610
Closing balance	47 203	49 345

INVESTOR GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS

SEK m.	2003 1/1-12/31	2002 1/1-12/31
Cash flow from operating activities		
Core Holdings		
Dividends received	1 667	1 739
New Investments		
Dividends received	93	68
Other Holdings		
Dividends received	60	149
Active portfolio management, Other Operations and operating costs		
Payments received	20 642	35 922
Payments made	-21 345	-35 685
Cash flow from operating activities before net interest income/expense and income taxes	**1 117**	**2 193**
Interest received/paid	-930	-712
Income taxes paid	-304	-254
Cash flow from operating activities	**-117**	**1 227**
Cash flow from investing activities		
Core Holdings		
Purchases	-1 962	-4 749
Sales	1 866	2 995
New Investments		
Purchases, etc.	-2 108	-4 604
Sales	2 402	2 526
Other Holdings		
Purchases, etc.	-355	-1 682
Increase in long-term receivables	-1 630	-
Sales	316	3 256
Investments in tangible fixed assets	-42	-54
Sold tangible fixed assets	133	71
Cash flow from investing activities	**-1 380**	**-2 241**
Cash flow from financing activities		
Loans raised	12 648	8 488
Loans amortized	-2 929	-1 564
Change in short-term borrowing, net	-1 134	344
Dividends paid	-2 608	-4 219
Cash flow from financing activities	**5 977**	**3 049**
Cash flow for the period	**4 480**	**2 035**
Cash and cash equivalents, opening balance	**5 361**	**3 371**
Effect of exchange rate changes	-38	-45
Cash and cash equivalents, closing balance	**9 803**	**5 361**

APPENDIX 1 – INVESTOR'S PERFORMANCE BY SEGMENT

Performance by business area 1/1-12/31 2003

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	1 665	108	60	13		1 846
Capital gains/losses	468	402	-88	39 [1]		821
Write-downs, net		-75	1	-12		-86
Other revenues and expenses				2 [2]		2
Operating costs	-147	-286	-8	-104	-46	-591
Operating income	**1 986**	**149**	**-35**	**-62**	**-46**	**1 992**
Net financial items					-989	-989
Taxes and minority interest					-74	-74
Income for the period	**1 986**	**149**	**-35**	**-62**	**-1 109**	**929**
Change in surplus value	21 998	398	74	-34		22 436
Other (currency, etc.)		-432			-31	-463
Dividends paid					-2 608	-2 608
Effect on net asset value	***23 984***	***115***	***39***	***-96***	***-3 748***	***20 294***

Net asset value by business area 12/31 2003

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value	52 440	11 024	2 606	986	640	67 696
Accumulated surplus value	33 401	1 721	318	520		35 960
Net debt					-20 493	-20 493
Total net asset value	***85 841***	***12 745***	***2 924***	***1 506***	***-19 853***	***83 163***

Performance by business area 1/1-12/31 2002

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	1 741	69	149	44		2 003
Capital gains/losses	2 530	228	-683	238 [1]		2 313
Write-downs, net		-1 674	577	67		-1 030
Other revenues and expenses				8 [2]		8
Operating costs	-152	-302	-8	-111	-51	-624
Operating income	**4 119**	**-1 679**	**35**	**246**	**-51**	**2 670**
Net financial items					-745	-745
Taxes and minority interest					-315	-315
Income for the period	**4 119**	**-1 679**	**35**	**246**	**-1 111**	**1 610**
Change in surplus value	-51 498	-186	-273	125	58	-51 774
Other (currency, etc.)		-439			-593	-1 032
Dividends paid					-4 219	-4 219
Effect on net asset value	***-47 379***	***-2 304***	***-238***	***371***	***-5 865***	***-55 415***

Net asset value by business area 12/31 2002

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value	51 901	11 537	2 692	926	-1 353	65 703
Accumulated surplus value	11 403	1 323	244	554		13 524
Net debt					-16 358	-16 358
Total net asset value	***63 304***	***12 860***	***2 936***	***1 480***	***-17 711***	***62 869***

[1] Capital gains/losses refer to active portfolio management activities, of which sales amounted to SEK 19,479 m. (34,478).

[2] Net sales amounted to SEK 663 m. (630) and refer primarily to The Grand Group.

Annual General Meeting of Investor AB

Investor AB's Annual General Meeting will be held on Tuesday, March 23, 2004, at 3:00 p.m., at Cirkus, Djurgårdsslätten 43-45, in Stockholm.

Notification of participation can be made starting January 27, 2004

To be entitled to participate in the business of the Meeting, shareholders

must be recorded in the register of shareholders maintained by VPC AB (the Swedish Securities Register Center) on Friday, March 12, 2004, and

must notify the Company of their intention to attend the Meeting no later than 1:00 p.m. on Wednesday, March 17, 2004, by writing to Investor AB, Annual General Meeting, SE-103 32 Stockholm, Sweden, or by calling +46 8 611 29 10, or by registering on Investor's website www.investorab.com.